Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 333-233509

On November 14, 2019, the following letter was distributed to employees of New Media Investment Group Inc.:

TO: FROM: DATE: SUBJECT:	All Employees Mike Reed November 14, 2019 Gannett transaction update

Hi everyone,

Exciting news, our shareholders voted in favor of our acquisition of Gannett this morning, as did Gannett’s shareholders! This was the last step required for us to finalize the transaction. I’ve attached our formal press release to this email as well, for those of you who may be interested in it.  We will be looking to close the transaction next Tuesday, November 19th.

I want to take the time to thank you all for helping us to get to this point. I recognize how disruptive this transaction has been to our normal day-to-day, both on a professional and a personal level. I am sure that you have many questions and we will work to provide you more clarity and continued transparency in the coming weeks for what you can expect.

I have tried to include updates each week in these emails on our progress with integration planning. I am confident in the strategy that each workstream has laid out, and look forward to moving into the execution phase.  We do not yet have all of the answers, but we have made great progress and I am extremely energized about our future.

For those of you who listened to our third quarter call, I spoke about why we are working so hard to transform our business and strengthen it for the future – to support local journalism.  I feel strongly about the importance of a free press to sustaining our democracy, and we need to be able to ensure it lives on in our local communities for another hundred years. We do not have an easy road ahead of us, but I truly believe that we are a stronger company through this acquisition, and that we will be better placed to achieve this goal.

Have a wonderful weekend,

Mike

No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media Investment Group Inc. (“New Media”) and Gannett Co., Inc. (“Gannett”). Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s current expectations and beliefs, and New Media cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;
•	the satisfaction or waiver of the conditions to the completion of the proposed transaction on the terms expected or on the anticipated schedule;
•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;
•
the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
•
the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;
•	the retention of certain key employees; and
•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It
In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019.  Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF NEW MEDIA ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com, and Gannett’s website, www.gannett.com.